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[LOGO - IPSCO]                                                  NEWS RELEASE

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FOR IMMEDIATE RELEASE

                          IPSCO ANNOUNCES NEW DIRECTOR

                         MICHAEL GRANDIN JOINS THE BOARD


[Lisle, Illinois], 6 January 2003 - IPSCO Inc. (NYSE/TSE: IPS) announced today the election of Mr. Michael Grandin as a director of the Corporation effective 1 January, 2003.

Mr. Grandin, age 58, is a private businessman residing in Calgary, Alberta and actively serves on the boards of a number of corporations, including EnCana Corporation, Fording Coal Limited, Enerflex Systems Ltd. and Pengrowth Corporation. Mr. Grandin brings to IPSCO significant experience in investment banking, financial management and the oil and gas industry. He held the positions of Vice Chairman of Midland Walwyn Capital Inc. from 1996 to 1997 and Managing Director of Scotia Capital from 1986 to 1990. More recently, he served as the President of PanCanadian Petroleum Ltd., an independent oil and gas company, and as Executive Vice President and Chief Financial Officer of Canadian Pacific Limited, which was a diversified holding company with businesses in the fields of energy, transportation and hotels. Mr. Grandin holds a civil engineering degree from the University of Alberta and an MBA from Harvard.

Burton Joyce, Chairman of the Board, stated "Mr. Grandin brings to the IPSCO Board a strong background in capital markets as well as extensive business experience in the oil and gas sector, both of which will complement the strengths of the Board."

For further information on IPSCO, or to view an electronic version of the company's Annual Report, please visit the company's web site at www.ipsco.com.


Company Contact:
John Comrie Q.C.
Director of Trade Policy and Communications
Tel. (630) 810-4730
Release 03-01

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